

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2023

Sharon Levkoviz
Chief Financial Officer
IR-Med, Inc.
ZHR Industrial Zone
Rosh Pina, Israel

>   **Re: IR-Med, Inc.**
>   **Form 10-K filed March 29, 2023**
>   **File No. 000-56492**

Dear Sharon Levkoviz :

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2022

Item 9A. Controls and Procedures, page 50

1.   You indicate that as of December 31, 2022, your disclosure controls and procedures (DCP) were effective. Please explain how you reached this conclusion. In this regard, we note the Item 4 disclosures in your Form 10-Q for the quarter ended September 30, 2022, indicate that the two material material weaknesses identified in your assessment of internal controls over financial reporting (ICFR) as of December 31, 2021, were still not remediated. In light of this disclosure, as well as your current disclosure that during the quarter ended December 31, 2022, there were no changes in your ICFR that have materially affected, or are reasonably likely to materially affect, your ICFR, it is unclear how the two material weaknesses were sufficiently remediated in order for you to conclude that your DCP was effective as of December 31, 2022. Please revise your disclosures accordingly.

2.   You do not provide a conclusion of the effectiveness of ICFR. With reference to our

above concerns regarding the material weaknesses previously identified, please revise your disclosures to conclude on the effectiveness of your ICFR.

3.   Your conclusion regarding the effectiveness of DCP refers to COSO. Please revise this disclosure as COSO is used for an assessment of ICFR.

4.   To the extent you have remediated your previously identified material weaknesses, please address the need to revise your disclosures under the caption, Changes in Internal Controls Over Financial Reporting.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services